Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

SKYLIGHT HEALTH GROUP INC.

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Shares”) of Skylight Health Group Inc. (“Skylight” or the “Corporation”) will be held virtually through the platform of AGM Connect to facilitate an interactive meeting and live online voting for Registered Shareholders on Tuesday, June 29, 2021, at 9:00am (EDT), for the following purposes:

1.	Financial Statements:	To receive the Corporation’s audited 2020 financial statements and auditor’s report;

2.	Election of Directors:	To elect the Directors of the Corporation for the ensuing year;

3.	Appointment of Auditors:	To appoint PwC, Chartered Accountants, as the auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration;

4.	Equity Compensation Plan:	To approve a new Equity Compensation Plan; and

5.	Other Business:	To transact such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Meeting can be accessed through www.AGMConnect.com/Skylight2021

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Shareholders who are unable to attend the virtual meeting are requested to complete, date and sign the enclosed form of proxy, and to return it in the envelope provided for that purpose.

NOTICE-AND-ACCESS

You are receiving this notification as Skylight Health Group. has decided to use the notice and access model (“Notice and Access”), provided for under recent amendments to National Instrument 54-101, for the delivery of meeting materials to its shareholders. In respect to the Corporation’s annual general and special meeting of shareholders to be held on June 29 2021, instead of receiving paper copies of the Corporation’s management information circular, audited annual consolidated financial statements and MD&A for the year ended December 31 2020 and other meeting materials (the “Meeting Materials”), shareholders are receiving this notice with information on how they may access the Meeting Materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivering Meeting Materials is more environmentally friendly and will reduce the Corporation’s printing and mailing costs.

Shareholders are reminded to view the meeting materials PRIOR to voting.

WEBSITES WHERE MEETING MATERIALS ARE POSTED:

Meetings Materials can be viewed online at www.SEDAR.com and at www.agmconnect.com/Skylight2021

CORPORATE CONTACT
5520 Explorer Dr. Suite 402		1-855-874-4999
Mississauga, ON L4W 5L1 CANADA		www.skylighthealthgroup.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Registered holders or non-registered holders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date of the Meeting. Materials are posted on www.sedar.com and at www.agmconnect.com/Skylight2021. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call 1 855-839-3715 or +1.416.222.4202.

In order to receive the Meeting Materials in advance of the Meeting, requests should be received by 5:00pm on June 8, 2021

VOTING INSTRUCTIONS FOR REGISTERED SHAREHOLDERS

Completed proxies for Registered Shareholders must be submitted to AGM Connect by:

(i)	Online voting: www.agmconnect.com/skylight2021

(ii)	Email to voteproxy@agmconnect.com;

(iii)	Facsimile at +1.416.222.4202; or

(iv)	Mail to AGM Connect at 401 Bay Street, Suite 2704, Toronto, Ontario M5H 2Y4.

prior to 9:00am (EST) on June 25, 2021, or not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) before the time of any adjourned or postponed Meeting (the “Proxy Deadline”).

VOTING INSTRUCTION FORMS FOR NON-REGISTERED SHAREHOLDERS

Non-Registered Shareholders, who have not waived the right to receive the Proxy-Related Materials will either:

(i)	Receive a Proxy Form from AGM Connect;

(ii)	receive a Voting Instruction Form (“VIF”) from an intermediary; or

(iii)

be given a proxy, which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed.

Non-Registered Shareholders should carefully follow the instructions that accompany the VIF or the Proxy, including those indicating when and where the VIF, or the Proxy is to be delivered. Voting instructions must be deposited by the Proxy Deadline; however, your voting instruction form may require an earlier date in order to process your votes by the Proxy Deadline. A VIF permits the completion of the VIF online or by telephone.

A Non-Registered Shareholder wishing to attend and vote at the virtual Meeting should follow the corresponding instructions on the VIF and then MUST CONTACT AGM CONNECT to obtain a Voter ID and Meeting Access Code by email: support@agmconnect.com or telephone: +1.416.222.4202.

In the case of a Proxy Form, strike out the names of the persons named in the proxy, insert the Non-Registered Shareholder’s name AND EMAIL ADDRESS in the space provided and supply to AGM Connect as directed.

OTHER INFORMATION

The Board of Directors of the Corporation has by resolution fixed the close of business on May 3, 2021, as the record date (the “Record Date”), being the date for the determination of the registered holders of Shares of the Corporation entitled to notice of, and to vote at, the Meeting or any adjournment thereof.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit a duly executed form of proxy with AGM Connect, 401 Bay St. Suite 2704, Toronto, ON M5H 2Y4, on or before 9:00 a.m. (EST) on June 25, 2021. Shareholders who are unable to attend the virtual Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario, as of 20th day of May 2021.
BY ORDER OF THE BOARD OF DIRECTORS
“Kashaf Qureshi”
Kashaf Qureshi
President

CORPORATE CONTACT
5520 Explorer Dr. Suite 402		1-855-874-4999
Mississauga, ON L4W 5L1 CANADA		www.skylighthealthgroup.com